04039074

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 28, 2004, Series 2004-HE6	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
JUL 29 2004
WASH, D.C. 152 SECTION

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:249463.2] 17297-00208 07/28/2004 5:43 PM

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: July 28, 2004

Settle Date: 7/30/2004 US Treasury Curve Date: 7/12/2004

Tranche: M7 (M7)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.38000	**1.38000**	**1.38000**	**1.38000**	**1.38000**	**1.38000**	**1M_LIB**
	1.84125	**1.84125**	**1.84125**	**1.84125**	**1.84125**	**1.84125**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	25.92	**8.20**	**5.54**	**4.29**	**3.69**	**3.45**	**Avg. Life**
	341	**149**	**101**	**74**	**57**	**46**	**Prin. End**
	12/25/2032	**12/25/2016**	**12/25/2012**	**9/25/2010**	**4/25/2009**	**5/25/2008**	**Prin. End Date**
100.000000	5.52	5.52	5.52	5.52	5.52	5.52	Yield
	13.51	6.30	4.59	3.70	3.25	3.07	Duration

The following auumptions were used to create Scenario1

Assumptions
G:CLOSE-04FR1-G01 : Prepay:P50 ACPR
G:CLOSE-04FR1-G03 : Prepay:P50 ACPR
G:CLOSE-04FR1-G04 : Prepay:P50 ACPR
G:CLOSE-04FR1-G06 : Prepay:P50 ACPR
G:CLOSE-04FR1-G2A : Prepay:A50 ACPR
G:CLOSE-04FR1-G2B : Prepay:A50 ACPR
G:CLOSE-04FR1-G5A : Prepay:A50 ACPR
G:CLOSE-04FR1-G5B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:CLOSE-04FR1-G01 : Prepay:P75 ACPR
G:CLOSE-04FR1-G03 : Prepay:P75 ACPR
G:CLOSE-04FR1-G04 : Prepay:P75 ACPR
G:CLOSE-04FR1-G06 : Prepay:P75 ACPR
G:CLOSE-04FR1-G2A : Prepay:A75 ACPR
G:CLOSE-04FR1-G2B : Prepay:A75 ACPR
G:CLOSE-04FR1-G5A : Prepay:A75 ACPR
G:CLOSE-04FR1-G5B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:CLOSE-04FR1-G01 : Prepay:P100 ACPR
G:CLOSE-04FR1-G03 : Prepay:P100 ACPR
G:CLOSE-04FR1-G04 : Prepay:P100 ACPR
G:CLOSE-04FR1-G06 : Prepay:P100 ACPR
G:CLOSE-04FR1-G2A : Prepay:A100 ACPR
G:CLOSE-04FR1-G2B : Prepay:A100 ACPR
G:CLOSE-04FR1-G5A : Prepay:A100 ACPR
G:CLOSE-04FR1-G5B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:CLOSE-04FR1-G01 : Prepay:P125 ACPR
G:CLOSE-04FR1-G03 : Prepay:P125 ACPR
G:CLOSE-04FR1-G04 : Prepay:P125 ACPR
G:CLOSE-04FR1-G06 : Prepay:P125 ACPR
G:CLOSE-04FR1-G2A : Prepay:A125 ACPR

Settle Date: 7/30/2004 US Treasury Curve Date: 7/12/2004

Assumptions
G:CLOSE-04FR1-G2B : Prepay:A125 ACPR
G:CLOSE-04FR1-G5A : Prepay:A125 ACPR
G:CLOSE-04FR1-G5B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:CLOSE-04FR1-G01 : Prepay:P150 ACPR
G:CLOSE-04FR1-G03 : Prepay:P150 ACPR
G:CLOSE-04FR1-G04 : Prepay:P150 ACPR
G:CLOSE-04FR1-G06 : Prepay:P150 ACPR
G:CLOSE-04FR1-G2A : Prepay:A150 ACPR
G:CLOSE-04FR1-G2B : Prepay:A150 ACPR
G:CLOSE-04FR1-G5A : Prepay:A150 ACPR
G:CLOSE-04FR1-G5B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G01	P50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G03	P50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G04	P50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G06	P50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2A	A50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2B	A50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5A	A50 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5B	A50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G01	P75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G03	P75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G04	P75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G06	P75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2A	A75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2B	A75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5A	A75 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5B	A75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G01	P100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G03	P100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G04	P100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G06	P100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2A	A100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2B	A100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5A	A100 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5B	A100 ACPR		.00000	90.00000

Settle Date: 7/30/2004 US Treasury Curve Date: 7/12/2004

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G01	P125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G03	P125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G04	P125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G06	P125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2A	A125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2B	A125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5A	A125 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5B	A125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G01	P150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G03	P150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G04	P150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G06	P150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2A	A150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G2B	A150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5A	A150 ACPR		.00000	90.00000
G:CLOSE-04FR1-G5B	A150 ACPR		.00000	90.00000

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$911,212,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2004-HE6
Issuer

Asset-Backed Certificates, Series 2004-HE6

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

June 7, 2004

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$911,212,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2004-HE6
Asset-Backed Certificates, Series 2004-HE6

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P/Fitch
Class I-A-1	$270,829,000	Floating	[1.500]	0	54	[06/25/31]	Aaa / AAA / AAA
Class I-A-2	47,387,000	Floating	[5.787]	53	22	[07/25/34]	Aaa / AAA / AAA
Class II-A	219,103,000	Floating	[2.151]	0	75	[07/25/34]	Aaa / AAA / AAA
Class III-A	219,257,000	Floating	[2.064]	0	75	[07/25/34]	Aaa / AAA / AAA
Class M-1	61,665,000	Floating	[4.578]	41	34	[07/25/34]	Aa2 / AA+ / AA
Class M-2	48,383,000	Floating	[4.424]	39	36	[07/25/34]	A2 / AA- / A
Class M-3	13,282,000	Floating	[4.367]	38	37	[07/25/34]	A3 / A / A-
Class M-4	11,858,000	Floating	[4.360]	38	37	[07/25/34]	Baa1 / A- / BBB+
Class M-5	9,961,000	Floating	[4.331]	37	38	[07/25/34]	Baa2 / BBB+ / BBB
Class M-6	9,487,000	Floating	[4.330]	37	38	[07/25/34]	Baa3 / BBB / BBB-
Class M-7	16,602,000	Floating	[4.308]	Not	offered	hereby	Ba2 / BBB- / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class II-A and Class III-A Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Encore Credit Corporation (17%); Fremont Investment & Loan (31%); People's Choice Home Loans, Inc. (42%), and 7 others.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank, National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $756,576,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $154,636,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 5,821 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $948,685,290.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 2,083 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $399 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1,824 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $275 million.
Group III Mortgage Loans:	The Group III Mortgage Loans consist of approximately 1,914 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $275 million.
Expected Pricing Date:	On or about June [7], 2004.
Closing Date:	On or about July [30], 2004.
Cut-off Date:	The close of business on July 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2004.
Record Date:	For each class of offered certificates, the business day preceding the applicable distribution date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable distribution date.

Delay Days: 0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Step-up Coupon:	If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2, Class II-A and Class III-A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.
Prepayment Assumption:	*Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter. *Adjustable Rate Mortgage Loans:* 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.
Credit Enhancement:	1. Excess Spread 2. Overcollateralization 3. Subordination
Interest Remittance Amount:	With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,743,400 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.
Overcollateralization Increase Amount:	With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I, Group II or Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [40.50]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[20.25]%	[40.50]%
M-1	[13.75]%	[27.50]%
M-2	[8.65]%	[17.30]%
M-3	[7.25]%	[14.50]%
M-4	[6.00]%	[12.00]%
M-5	[4.95]%	[9.90]%
M-6	[3.95]%	[7.90]%
M-7	[2.20]%	[4.40]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 through July 2008	[3.50]%
August 2008 through July 2009	[5.50]%
August 2009 through July 2010	[7.00]%
August 2010 through July 2011	[7.75]%
August 2011 and thereafter	[8.00]%

Realized Losses:

Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap:

For any Distribution Date and the Class I-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class III-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group III Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates:

The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Class A Certificates and Class M Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class I-A, Class II-A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class I-A, Class II-A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class I-A Certificates will terminate after the Distribution Date in [ ]. The interest rate cap agreement for the Class II-A Certificates will terminate after the Distribution Date in [ ]. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in [ ]. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A Certificates Notional Balances: Strike Rate of 7.00% (capped at 9.25%) for months 1-25; Strike Rate of 8.50% (capped at 9.25%) for months 26-31.
- Class II-A [TBD]
- Class M Certificates Notional Balances: Strike Rate of 5.50% (capped at 7.50%) for months 1-39

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount to the holders of the Class II-A Certificates, the Senior Interest Distribution Amount allocable to such Certificates and from the Group III Interest Remittance Amount to the holders of the Class III-A Certificates, the Senior Interest Distribution Amount allocable to such Certificates.. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1 Certificates and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero; then to the holders of the Class II-A or Class III-A Certificates (as described below), after taking into account the distribution of the Group II or Group III Principal Distribution Amount described in (ii) and (iii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class III-A Certificates, after taking into account the distribution of the Group I and Group III Principal Distribution Amount (as described in (i) above and (iii) below);

(iii) the Group III Principal Distribution Amount to the holders of the Class III-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the distribution of the Group I and Group II Principal Distribution Amount (as described in (i) and (ii)above);

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-6 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

Principal Payment Priority: cont

(x) to the holders of the Class M-7 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) to the holders of the Class I-A-1 Certificates to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero; then to the holders of the Class I-A-2 Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero and then to the holders of the Class II-A and Class III-A Certificates (as described below), after taking into account the distribution of the Class II-A and Class III-A Principal Distribution Amounts described in (ii) and (iii) below;

(ii) to the holders of the Class II-A Certificates, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the Class I-A and Class III-A Principal Distribution Amount described in (i) above and (iii) below;

(iii) to the holders of the Class III-A Certificates, to the extent of the Class III-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the Class I-A and Class II-A Principal Distribution Amounts described in (i) and (ii) above;

(iv) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(x) to the holders of the Class M-7 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Group I, Group II and Group III Interest Remittance Amount, to the holders of the Class I-A, Class II-A and Class III-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates and Class M Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group III Principal Distribution Amount:

The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group, and (v) the amount of any draw on the Policy required to be applied to the Class III-A Certificates for such Distribution Date.

Class I-A Principal Distribution Amount:

The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class II-A Principal Distribution Amount:

The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class III-A Principal Distribution Amount: The Class III-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class III-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.50% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 72.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,743,400.

Class I-A-1 and Class I-A-2 Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-04	6.452	8.431	39	25-Oct-07	7.324	9.754
2	25-Sep-04	6.453	8.427	40	25-Nov-07	7.088	9.428
3	25-Oct-04	6.669	8.573	41	25-Dec-07	7.324	10.413
4	25-Nov-04	6.455	8.415	42	25-Jan-08	7.088	10.063
5	25-Dec-04	6.671	8.560	43	25-Feb-08	7.088	10.049
6	25-Jan-05	6.457	8.399	44	25-Mar-08	7.577	10.727
7	25-Feb-05	6.459	8.389	45	25-Apr-08	7.088	10.021
8	25-Mar-05	7.153	8.884	46	25-May-08	7.324	10.340
9	25-Apr-05	6.463	8.363	47	25-Jun-08	7.088	10.052
10	25-May-05	6.681	8.501	48	25-Jul-08	7.325	10.372
11	25-Jun-05	6.468	8.329	49	25-Aug-08	7.089	10.023
12	25-Jul-05	6.686	8.468	50	25-Sep-08	7.089	10.009
13	25-Aug-05	6.473	8.292	51	25-Oct-08	7.325	10.328
14	25-Sep-05	6.475	8.271	52	25-Nov-08	7.089	9.980
15	25-Oct-05	6.694	8.408	53	25-Dec-08	7.325	10.319
16	25-Nov-05	6.480	8.226	54	25-Jan-09	7.089	9.971
17	25-Dec-05	6.699	8.361	55	25-Feb-09	7.089	9.957
18	25-Jan-06	6.485	8.174	56	25-Mar-09	7.849	11.008
19	25-Feb-06	6.488	8.145	57	25-Apr-09	7.089	9.928
20	25-Mar-06	7.186	8.653	58	25-May-09	7.326	10.244
21	25-Apr-06	6.493	8.082	59	25-Jun-09	7.090	9.903
22	25-May-06	6.712	8.213	60	25-Jul-09	7.327	10.220
23	25-Jun-06	7.058	9.616	61	25-Aug-09	7.091	9.876
24	25-Jul-06	7.294	9.791	62	25-Sep-09	7.091	9.861
25	25-Aug-06	7.059	9.517	63	25-Oct-09	7.328	10.174
26	25-Sep-06	7.059	8.549	64	25-Nov-09	7.091	9.831
27	25-Oct-06	7.294	8.782	65	25-Dec-09	7.328	10.144
28	25-Nov-06	7.059	8.503	66	25-Jan-10	7.092	9.803
29	25-Dec-06	7.295	9.465	67	25-Feb-10	7.092	9.788
30	25-Jan-07	7.060	9.154	68	25-Mar-10	7.852	10.821
31	25-Feb-07	7.060	9.122	69	25-Apr-10	7.092	9.759
32	25-Mar-07	7.816	9.703	70	25-May-10	7.329	10.069
33	25-Apr-07	7.060	8.756	71	25-Jun-10	7.093	9.729
34	25-May-07	7.296	9.041	72	25-Jul-10	7.330	10.039
35	25-Jun-07	7.087	9.483	73	25-Aug-10	7.093	9.701
36	25-Jul-07	7.324	9.788	74	25-Sep-10	7.094	9.686
37	25-Aug-07	7.087	9.461	75	25-Oct-10	7.330	9.994
38	25-Sep-07	7.087	9.450	76	25-Nov-10	0.000	9.657

(1) Assumes 1-month LIBOR at 1.15%; 6-month LIBOR at 1.66%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Aug-04	6.485	8.403	39	25-Oct-07	7.185	11.797
2	25-Sep-04	6.485	8.403	40	25-Nov-07	6.954	9.608
3	25-Oct-04	6.702	8.558	41	25-Dec-07	7.186	10.419
4	25-Nov-04	6.486	8.404	42	25-Jan-08	6.954	10.268
5	25-Dec-04	6.703	8.559	43	25-Feb-08	6.954	10.254
6	25-Jan-05	6.488	8.405	44	25-Mar-08	7.434	10.946
7	25-Feb-05	6.489	8.407	45	25-Apr-08	6.955	10.225
8	25-Mar-05	7.185	8.917	46	25-May-08	7.186	10.551
9	25-Apr-05	6.491	8.409	47	25-Jun-08	6.955	10.246
10	25-May-05	6.709	8.565	48	25-Jul-08	7.187	10.642
11	25-Jun-05	6.495	8.412	49	25-Aug-08	6.955	10.284
12	25-Jul-05	6.713	8.569	50	25-Sep-08	6.955	10.269
13	25-Aug-05	6.498	8.416	51	25-Oct-08	7.187	10.596
14	25-Sep-05	6.500	8.418	52	25-Nov-08	6.956	10.239
15	25-Oct-05	6.718	8.574	53	25-Dec-08	7.188	10.592
16	25-Nov-05	6.503	8.421	54	25-Jan-09	6.956	10.241
17	25-Dec-05	6.722	8.578	55	25-Feb-09	6.956	10.226
18	25-Jan-06	6.507	8.425	56	25-Mar-09	7.702	11.305
19	25-Feb-06	6.509	8.426	57	25-Apr-09	6.957	10.196
20	25-Mar-06	7.208	8.940	58	25-May-09	7.189	10.520
21	25-Apr-06	6.512	8.430	59	25-Jun-09	6.957	10.167
22	25-May-06	6.731	8.587	60	25-Jul-09	7.190	10.497
23	25-Jun-06	6.922	9.690	61	25-Aug-09	6.959	10.143
24	25-Jul-06	7.153	10.303	62	25-Sep-09	6.959	10.128
25	25-Aug-06	6.923	10.087	63	25-Oct-09	7.191	10.450
26	25-Sep-06	6.923	10.083	64	25-Nov-09	6.959	10.098
27	25-Oct-06	7.154	10.288	65	25-Dec-09	7.192	10.418
28	25-Nov-06	6.923	10.073	66	25-Jan-10	6.960	10.069
29	25-Dec-06	7.155	10.851	67	25-Feb-10	6.960	10.053
30	25-Jan-07	6.924	10.819	68	25-Mar-10	7.706	11.114
31	25-Feb-07	6.924	10.811	69	25-Apr-10	6.961	10.023
32	25-Mar-07	7.666	11.570	70	25-May-10	7.193	10.341
33	25-Apr-07	6.925	10.795	71	25-Jun-10	6.961	9.992
34	25-May-07	7.156	11.021	72	25-Jul-10	7.194	10.311
35	25-Jun-07	6.952	11.371	73	25-Aug-10	6.962	9.963
36	25-Jul-07	7.185	11.831	74	25-Sep-10	6.962	9.948
37	25-Aug-07	6.953	11.560	75	25-Oct-10	7.194	10.263
38	25-Sep-07	6.953	11.557	76	25-Nov-10	0.000	9.917

(1) Assumes 1-month LIBOR at 1.15%, 6-month LIBOR at 1.66%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	25-Aug-04	529	514	39	25-Oct-07	520	345
2	25-Sep-04	502	463	40	25-Nov-07	517	326
3	25-Oct-04	507	449	41	25-Dec-07	525	353
4	25-Nov-04	502	421	42	25-Jan-08	520	336
5	25-Dec-04	507	411	43	25-Feb-08	522	334
6	25-Jan-05	501	385	44	25-Mar-08	535	370
7	25-Feb-05	500	369	45	25-Apr-08	523	329
8	25-Mar-05	516	384	46	25-May-08	530	344
9	25-Apr-05	499	337	47	25-Jun-08	524	331
10	25-May-05	504	332	48	25-Jul-08	531	349
11	25-Jun-05	498	306	49	25-Aug-08	525	328
12	25-Jul-05	503	304	50	25-Sep-08	525	325
13	25-Aug-05	496	279	51	25-Oct-08	531	340
14	25-Sep-05	495	266	52	25-Nov-08	524	318
15	25-Oct-05	500	267	53	25-Dec-08	530	340
16	25-Nov-05	494	243	54	25-Jan-09	524	320
17	25-Dec-05	498	246	55	25-Feb-09	524	316
18	25-Jan-06	492	222	56	25-Mar-09	543	372
19	25-Feb-06	491	212	57	25-Apr-09	524	308
20	25-Mar-06	507	246	58	25-May-09	530	323
21	25-Apr-06	488	194	59	25-Jun-09	524	307
22	25-May-06	493	201	60	25-Jul-09	530	326
23	25-Jun-06	528	301	61	25-Aug-09	524	302
24	25-Jul-06	533	348	62	25-Sep-09	524	298
25	25-Aug-06	525	324	63	25-Oct-09	530	314
26	25-Sep-06	524	316	64	25-Nov-09	524	291
27	25-Oct-06	529	325	65	25-Dec-09	530	313
28	25-Nov-06	521	302	66	25-Jan-10	524	292
29	25-Dec-06	526	362	67	25-Feb-10	524	289
30	25-Jan-07	518	353	68	25-Mar-10	543	348
31	25-Feb-07	516	346	69	25-Apr-10	524	285
32	25-Mar-07	534	394	70	25-May-10	530	303
33	25-Apr-07	512	333	71	25-Jun-10	524	283
34	25-May-07	517	343	72	25-Jul-10	531	302
35	25-Jun-07	511	345	73	25-Aug-10	525	282
36	25-Jul-07	516	364	74	25-Sep-10	526	282
37	25-Aug-07	507	339	75	25-Oct-10	533	302
38	25-Sep-07	506	324				

(1) Assumes 1-month LIBOR at 1.15%, 6-month LIBOR at 1.66%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$948,685,291		
Number of Loans	5,821		
Average Current Loan Balance	$162,976	$4,874	$750,000
(1) Original Combined Loan-to-Value Ratio	83.31%	5.00%	100.00%
(1) Mortgage Rate	7.2009%	4.7500%	13.9000%
(1) Net Mortgage Rate	6.7009%	4.2500%	13.4000%
(1) (3) Note Margin	5.9975 %	3.0000%	10.3750%
(1) (3) Maximum Mortgage Rate	13.5473%	9.3750%	19.0500%
(1) (3) Minimum Mortgage Rate	6.9962%	3.0000%	12.0500%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	18	59
(1) Original Term to Stated Maturity (months)	356	60	360
(1) Age (months)	1	0	6
(1) Remaining Term to Stated Maturity (months)	355	56	360
(1) (2) Credit Score	625	500	810

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	29.28%
	2/28 Hybrid Arm	67.86%
	3/27 Hybrid Arm	2.64%
	5/25 Hybrid Arm	0.22%
Lien	First	93.42%
	Second	6.58%
Property Type	Two- to four- family units	8.52%
	Condo Low-Rise (less than 5 stories)	6.57%
	Planned Unit Developments (attached)	9.44%
	Single-family detached	75.23%
	Townhouse	0.25%
Geographic Distribution	California	43.10%
	Florida	9.12%
	New York	6.27%
	Illinois	5.48%
	Georgia	3.22%
	New Jersey	3.08%
	Nevada	3.04%
Number of States (including DC)	48	
Documentation Type	Full/Alternative	58.06%
	Limited	2.04%
	No Ratio	0.06%
	Stated Income	24.04%
	Stated/Stated	15.79%
Loans with Interest Only Period		10.59%
Loans with Prepayment Penalties		85.25%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	154	23,504,799	2.48	152,629	73.17
520 - 539	343	55,368,452	5.84	161,424	76.68
540 - 559	397	65,855,139	6.94	165,882	76.84
560 - 579	428	72,623,690	7.66	169,682	79.55
580 - 599	666	105,133,837	11.08	157,859	83.37
600 - 619	841	124,796,354	13.15	148,390	84.42
620 - 639	857	133,472,032	14.07	155,743	84.38
640 - 659	664	108,973,458	11.49	164,117	85.46
660 - 679	533	94,206,477	9.93	176,748	85.44
680 - 699	368	64,099,377	6.76	174,183	86.22
700 - 719	231	39,465,556	4.16	170,847	88.90
720 - 739	122	21,495,267	2.27	176,191	87.56
740 - 759	105	18,048,625	1.90	171,892	86.53
760 - 779	74	12,978,425	1.37	175,384	84.91
780 - 799	34	7,816,845	0.82	229,907	84.50
800 - 819	4	846,957	0.09	211,739	79.39
TOTAL:	5,821	948,685,291	100.00	162,976	83.31

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	6	896,083	0.09	149,347	653	77.56
5.00% - 9.99%	17	2,804,969	0.30	164,998	640	88.92
10.00% - 14.99%	43	6,001,258	0.63	139,564	636	82.85
15.00% - 19.99%	125	16,774,968	1.77	134,200	629	81.98
20.00% - 24.99%	225	29,148,772	3.07	129,550	621	80.16
25.00% - 29.99%	420	54,093,515	5.70	128,794	631	83.46
30.00% - 34.99%	609	86,622,380	9.13	142,237	625	82.72
35.00% - 39.99%	882	137,072,114	14.45	155,411	625	83.64
40.00% - 44.99%	1,257	215,995,096	22.77	171,834	629	83.61
45.00% - 49.99%	1,753	310,709,187	32.75	177,244	629	84.43
50.00% - 54.99%	482	88,355,547	9.31	183,310	595	79.81
55.00% - 55.00%	2	211,403	0.02	105,701	565	91.19
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	2,160	122,793,733	12.94	56,849	623	87.96
$100,001 - $200,000	1,930	280,436,425	29.56	145,304	615	82.24
$200,001 - $300,000	936	229,169,127	24.16	244,839	621	82.13
$300,001 - $400,000	481	165,225,848	17.42	343,505	634	83.55
$400,001 - $500,000	244	110,436,833	11.64	452,610	635	83.53
$500,001 - $600,000	52	28,862,710	3.04	555,052	650	81.78
$600,001 - $700,000	17	11,010,616	1.16	647,683	652	82.67
$700,001 - $800,000	1	750,000	0.08	750,000	648	66.37
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	17	5,280,063	0.56	310,592	658	77.01
4.5000% - 4.9999%	88	24,553,334	2.59	279,015	658	80.96
5.0000% - 5.4999%	576	148,637,900	15.67	258,052	647	78.81
5.5000% - 5.9999%	533	124,056,598	13.08	232,752	634	80.49
6.0000% - 6.4999%	1,005	217,316,354	22.91	216,235	626	82.77
6.5000% - 6.9999%	581	107,058,340	11.28	184,266	619	84.11
7.0000% - 7.4999%	778	132,684,748	13.99	170,546	610	84.66
7.5000% - 7.9999%	370	55,239,258	5.82	149,295	603	83.35
8.0000% - 8.4999%	365	44,628,809	4.70	122,271	595	86.43
8.5000% - 8.9999%	172	15,796,090	1.67	91,838	575	84.60
9.0000% - 9.4999%	424	26,994,026	2.85	63,665	634	93.09
9.5000% - 9.9999%	186	11,333,680	1.19	60,934	628	92.62
10.0000% - 10.4999%	309	18,547,962	1.96	60,026	645	94.93
10.5000% - 10.9999%	74	4,159,138	0.44	56,205	617	93.32
11.0000% - 11.4999%	159	6,868,711	0.72	43,199	614	96.39
11.5000% - 11.9999%	81	2,576,037	0.27	31,803	611	98.11
12.0000% - 12.4999%	41	1,478,225	0.16	36,054	626	99.63
12.5000% - 12.9999%	15	420,703	0.04	28,047	617	99.07
13.0000% - 13.4999%	47	1,055,315	0.11	22,454	592	100.00
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	17	5,280,063	0.56	310,592	658	77.01
5.0000% - 5.4999%	88	24,553,334	2.59	279,015	658	80.96
5.5000% - 5.9999%	576	148,637,900	15.67	258,052	647	78.81
6.0000% - 6.4999%	533	124,056,598	13.08	232,752	634	80.49
6.5000% - 6.9999%	1,005	217,316,354	22.91	216,235	626	82.77
7.0000% - 7.4999%	581	107,058,340	11.28	184,266	619	84.11
7.5000% - 7.9999%	778	132,684,748	13.99	170,546	610	84.66
8.0000% - 8.4999%	370	55,239,258	5.82	149,295	603	83.35
8.5000% - 8.9999%	365	44,628,809	4.70	122,271	595	86.43
9.0000% - 9.4999%	172	15,796,090	1.67	91,838	575	84.60
9.5000% - 9.9999%	424	26,994,026	2.85	63,665	634	93.09
10.0000% - 10.4999%	186	11,333,680	1.19	60,934	628	92.62
10.5000% - 10.9999%	309	18,547,962	1.96	60,026	645	94.93
11.0000% - 11.4999%	74	4,159,138	0.44	56,205	617	93.32
11.5000% - 11.9999%	159	6,868,711	0.72	43,199	614	96.39
12.0000% - 12.4999%	81	2,576,037	0.27	31,803	611	98.11
12.5000% - 12.9999%	41	1,478,225	0.16	36,054	626	99.63
13.0000% - 13.4999%	15	420,703	0.04	28,047	617	99.07
13.5000% - 13.9999%	47	1,055,315	0.11	22,454	592	100.00
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	1	12,678	0.00	12,678	563
10.01% - 15.00%	2	120,000	0.01	60,000	677
15.01% - 20.00%	2	158,407	0.02	79,204	593
20.01% - 25.00%	5	494,382	0.05	98,876	651
25.01% - 30.00%	9	728,692	0.08	80,966	569
30.01% - 35.00%	15	1,719,297	0.18	114,620	590
35.01% - 40.00%	18	2,136,605	0.23	118,700	636
40.01% - 45.00%	22	3,238,745	0.34	147,216	585
45.01% - 50.00%	28	3,871,167	0.41	138,256	613
50.01% - 55.00%	59	10,291,478	1.08	174,432	590
55.01% - 60.00%	89	16,279,635	1.72	182,917	595
60.01% - 65.00%	160	26,535,579	2.80	165,847	587
65.01% - 70.00%	251	48,105,982	5.07	191,657	589
70.01% - 75.00%	321	58,491,301	6.17	182,216	593
75.01% - 80.00%	1,416	288,630,373	30.42	203,835	630
80.01% - 85.00%	550	109,773,844	11.57	199,589	610
85.01% - 90.00%	936	184,852,592	19.49	197,492	625
90.01% - 95.00%	522	78,476,987	8.27	150,339	643
95.01% - 100.00%	1,415	114,767,547	12.10	81,108	663
TOTAL:	5,821	948,685,291	100.00	162,976	625

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	1,881	408,913,667	43.10	217,392	632	82.43
Florida	704	86,499,698	9.12	122,869	616	83.16
New York	245	59,475,108	6.27	242,756	613	78.22
Illinois	324	52,024,574	5.48	160,570	645	86.27
Georgia	228	30,512,835	3.22	133,828	609	87.49
New Jersey	125	29,173,616	3.08	233,389	603	79.02
Nevada	225	28,854,699	3.04	128,243	639	84.84
Other(1)	2,089	253,231,093	26.67	121,221	618	85.20
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	2,353	454,252,867	47.88	193,053	608	79.81
Purchase	2,992	413,688,357	43.61	138,265	645	87.25
Rate/Term Refinance	476	80,744,066	8.51	169,630	614	82.83
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	3,457	550,842,127	58.06	159,341	613	83.76
Limited	87	19,351,336	2.04	222,429	628	81.91
No Ratio	2	590,775	0.06	295,387	654	71.69
Stated Income	1,329	228,105,123	24.04	171,637	638	83.44
Stated/Stated	946	149,795,930	15.79	158,347	649	81.68
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	538	73,800,578	7.78	137,176	647	82.25
Primary Residence	5,259	870,453,526	91.75	165,517	623	83.39
Second/Vacation	24	4,431,187	0.47	184,633	638	84.93
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	402	80,826,725	8.52	201,062	637	82.53
Condo Low-Rise (less than 5 stories)	451	62,293,860	6.57	138,124	634	83.69
Planned Unit Developments (attached)	510	89,575,167	9.44	175,638	631	84.24
Single-family detached	4,438	713,655,080	75.23	160,806	622	83.25
Townhouse	20	2,334,458	0.25	116,723	595	83.91
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	1,072	140,137,484	14.77	130,725	625	84.42
6 Months	24	5,015,223	0.53	208,968	649	85.97
12 Months	307	69,050,274	7.28	224,919	632	82.33
24 Months	3,304	549,477,604	57.92	166,307	622	84.38
30 Months	1	199,015	0.02	199,015	672	80.00
36 Months	1,113	184,805,690	19.48	166,043	629	79.59
TOTAL:	5,821	948,685,291	100.00	162,976	625	83.31

GROUP ONE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$399,016,608		
Number of Loans	2,083		
Average Current Loan Balance	$191,559	$9,989	$750,000
[(1)] Original Combined Loan-to-Value Ratio	84.21%	16.38%	100.00%
[(1)] Mortgage Rate	7.1675%	4.7500%	13.6900%
[(1)] Net Mortgage Rate	6.6675%	4.2500%	13.1900%
[(1)(3)] Note Margin	6.1690 %	3.0000%	10.3750%
[(1)(3)] Maximum Mortgage Rate	13.3630%	9.3750%	17.6500%
[(1)(3)] Minimum Mortgage Rate	6.8453%	3.0000%	11.6500%
[(1)(3)] Term to Next Rate Adjustment Rate (months)	24	18	59
[(1)] Original Term to Stated Maturity (months)	355	120	360
[(1)] Age (months)	1	0	6
[(1)] Remaining Term to Stated Maturity (months)	354	117	360
[(1)(2)] Credit Score	630	500	806

[(1)] Weighted Average reflected in Total.
[(2)] 100.00% of Mortgage Loans have Credit Scores.
[(3)] Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	32.74%
	2/28 Hybrid Arm	64.82%
	3/27 Hybrid Arm	2.36%
	5/25 Hybrid Arm	0.08%
Lien	First	91.32%
	Second	8.68%
Property Type	Two- to four- family units	6.03%
	Condo Low-Rise (less than 5 stories)	4.27%
	Planned Unit Developments (attached)	9.87%
	Single-family detached	79.59%
	Townhouse	0.24%
Geographic Distribution	California	46.56%
	New York	8.57%
	Florida	5.67%
	Georgia	4.93%
	Texas	3.89%
	Illinois	3.73%
Number of States (including DC)	45	
Documentation Type	Full/Alternative	57.85%
	Limited	2.50%
	No Ratio	0.15%
	Stated Income	25.53%
	Stated/Stated	13.97%
Loans with Interest Only Period		14.33%
Loans with Prepayment Penalties		85.82%

Credit Score Distribution of Group One Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	51	7,507,493	1.88	147,206	74.14
520 - 539	84	15,576,336	3.90	185,433	73.82
540 - 559	117	22,084,228	5.53	188,754	77.29
560 - 579	158	29,074,488	7.29	184,016	80.71
580 - 599	300	49,727,244	12.46	165,757	84.73
600 - 619	287	49,755,369	12.47	173,364	85.81
620 - 639	309	58,869,521	14.75	190,516	84.73
640 - 659	236	49,030,376	12.29	207,756	85.88
660 - 679	206	45,444,760	11.39	220,606	86.00
680 - 699	128	27,987,381	7.01	218,651	85.57
700 - 719	77	17,146,828	4.30	222,686	89.33
720 - 739	53	9,786,063	2.45	184,643	88.68
740 - 759	36	6,772,909	1.70	188,136	87.81
760 - 779	22	4,857,709	1.22	220,805	84.53
780 - 799	17	4,843,946	1.21	284,938	83.32
800 - 819	2	551,957	0.14	275,979	85.12
TOTAL:	2,083	399,016,608	100.00	191,559	84.21

Debt-to-Income Ratios of Group One Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	2	590,775	0.15	295,387	654	71.69
5.00% - 9.99%	8	1,984,915	0.50	248,114	645	89.17
10.00% - 14.99%	20	3,556,018	0.89	177,801	646	82.77
15.00% - 19.99%	37	6,881,073	1.72	185,975	643	83.90
20.00% - 24.99%	87	12,792,533	3.21	147,041	615	81.54
25.00% - 29.99%	164	24,058,564	6.03	146,699	632	84.59
30.00% - 34.99%	211	32,095,842	8.04	152,113	628	83.66
35.00% - 39.99%	319	56,353,297	14.12	176,656	626	84.50
40.00% - 44.99%	439	85,269,164	21.37	194,235	630	84.30
45.00% - 49.99%	637	139,542,549	34.97	219,062	637	85.38
50.00% - 54.99%	158	35,705,578	8.95	225,985	609	80.23
55.00% - 55.00%	1	186,300	0.05	186,300	560	90.00
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Original Mortgage Loan Principal Balances of Group One Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	823	51,007,112	12.78	61,977	624	89.37
$100,001 - $200,000	562	77,190,198	19.35	137,349	623	86.02
$200,001 - $300,000	139	33,763,658	8.46	242,904	616	80.92
$300,001 - $400,000	268	96,387,897	24.16	359,656	631	83.13
$400,001 - $500,000	223	101,172,527	25.36	453,688	633	83.38
$500,001 - $600,000	50	27,734,600	6.95	554,692	648	81.55
$600,001 - $700,000	17	11,010,616	2.76	647,683	652	82.67
$700,001 - $800,000	1	750,000	0.19	750,000	648	66.37
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Net Mortgage Rates of Group One Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	9	3,390,981	0.85	376,776	664	77.12
4.5000% - 4.9999%	37	13,743,933	3.44	371,458	659	82.39
5.0000% - 5.4999%	203	69,314,078	17.37	341,449	645	79.62
5.5000% - 5.9999%	185	55,339,655	13.87	299,133	635	80.44
6.0000% - 6.4999%	320	88,370,161	22.15	276,157	630	83.24
6.5000% - 6.9999%	202	43,138,939	10.81	213,559	627	84.93
7.0000% - 7.4999%	233	42,647,173	10.69	183,035	607	85.68
7.5000% - 7.9999%	142	22,971,608	5.76	161,772	617	85.24
8.0000% - 8.4999%	136	16,384,197	4.11	120,472	596	88.18
8.5000% - 8.9999%	87	6,808,530	1.71	78,259	596	89.03
9.0000% - 9.4999%	168	14,374,778	3.60	85,564	645	95.12
9.5000% - 9.9999%	93	6,355,740	1.59	68,341	635	94.99
10.0000% - 10.4999%	97	8,588,010	2.15	88,536	650	96.84
10.5000% - 10.9999%	25	1,776,915	0.45	71,077	638	98.01
11.0000% - 11.4999%	34	2,600,221	0.65	76,477	620	98.87
11.5000% - 11.9999%	28	952,484	0.24	34,017	622	99.88
12.0000% - 12.4999%	29	1,009,931	0.25	34,825	621	99.56
12.5000% - 12.9999%	9	222,092	0.06	24,677	603	100.00
13.0000% - 13.4999%	46	1,027,182	0.26	22,330	590	100.00
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Mortgage Rates of Group One Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	9	3,390,981	0.85	376,776	664	77.12
5.0000% - 5.4999%	37	13,743,933	3.44	371,458	659	82.39
5.5000% - 5.9999%	203	69,314,078	17.37	341,449	645	79.62
6.0000% - 6.4999%	185	55,339,655	13.87	299,133	635	80.44
6.5000% - 6.9999%	320	88,370,161	22.15	276,157	630	83.24
7.0000% - 7.4999%	202	43,138,939	10.81	213,559	627	84.93
7.5000% - 7.9999%	233	42,647,173	10.69	183,035	607	85.68
8.0000% - 8.4999%	142	22,971,608	5.76	161,772	617	85.24
8.5000% - 8.9999%	136	16,384,197	4.11	120,472	596	88.18
9.0000% - 9.4999%	87	6,808,530	1.71	78,259	596	89.03
9.5000% - 9.9999%	168	14,374,778	3.60	85,564	645	95.12
10.0000% - 10.4999%	93	6,355,740	1.59	68,341	635	94.99
10.5000% - 10.9999%	97	8,588,010	2.15	88,536	650	96.84
11.0000% - 11.4999%	25	1,776,915	0.45	71,077	638	98.01
11.5000% - 11.9999%	34	2,600,221	0.65	76,477	620	98.87
12.0000% - 12.4999%	28	952,484	0.24	34,017	622	99.88
12.5000% - 12.9999%	29	1,009,931	0.25	34,825	621	99.56
13.0000% - 13.4999%	9	222,092	0.06	24,677	603	100.00
13.5000% - 13.9999%	46	1,027,182	0.26	22,330	590	100.00
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Original Combined Loan-to-Value Ratios of Group One Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	2	158,407	0.04	79,204	593
20.01% - 25.00%	1	149,473	0.04	149,473	629
30.01% - 35.00%	5	724,039	0.18	144,808	560
35.01% - 40.00%	6	594,596	0.15	99,099	629
40.01% - 45.00%	9	1,587,605	0.40	176,401	595
45.01% - 50.00%	14	1,994,737	0.50	142,481	635
50.01% - 55.00%	21	4,743,184	1.19	225,866	597
55.01% - 60.00%	25	5,685,904	1.42	227,436	611
60.01% - 65.00%	53	8,596,593	2.15	162,200	597
65.01% - 70.00%	85	19,020,114	4.77	223,766	595
70.01% - 75.00%	96	20,815,033	5.22	216,823	595
75.01% - 80.00%	439	112,929,197	28.30	257,242	634
80.01% - 85.00%	193	48,640,053	12.19	252,021	621
85.01% - 90.00%	327	81,182,277	20.35	248,264	627
90.01% - 95.00%	177	32,891,434	8.24	185,827	641
95.01% - 100.00%	630	59,303,964	14.86	94,133	660
TOTAL:	2,083	399,016,608	100.00	191,559	630

Geographic Distribution of Mortgaged Properties of Group One Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	662	185,764,462	46.56	280,611	640	84.11
New York	124	34,198,597	8.57	275,795	616	78.42
Florida	159	22,617,077	5.67	142,246	615	82.99
Georgia	133	19,679,343	4.93	147,965	611	88.94
Texas	181	15,502,549	3.89	85,649	624	89.06
Illinois	62	14,889,730	3.73	240,157	662	86.75
Other[1]	762	106,364,851	26.66	139,586	619	84.56
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group One Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	804	182,692,761	45.79	227,230	614	80.37
Purchase	1,102	178,350,370	44.70	161,842	647	88.06
Rate/Term Refinance	177	37,973,478	9.52	214,539	624	84.62
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Mortgage Loan Documentation Type of Group One Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,309	230,815,802	57.85	176,330	618	84.54
Limited	39	9,971,914	2.50	255,690	633	83.59
No Ratio	2	590,775	0.15	295,387	654	71.69
Stated Income	499	101,884,954	25.53	204,178	643	83.84
Stated/Stated	234	55,753,163	13.97	238,261	655	83.77
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Occupancy Types of Group One Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	204	26,085,586	6.54	127,871	645	82.60
Primary Residence	1,864	369,930,229	92.71	198,460	628	84.30
Second/Vacation	15	3,000,793	0.75	200,053	670	86.80
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Mortgaged Property Types of Group One Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	120	24,065,422	6.03	200,545	622	81.99
Condo Low-Rise (less than 5 stories)	95	17,054,592	4.27	179,522	627	84.39
Planned Unit Developments (attached)	158	39,369,262	9.87	249,173	639	85.21
Single-family detached	1,702	317,571,715	79.59	186,587	629	84.24
Townhouse	8	955,617	0.24	119,452	579	83.46
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

Prepayment Penalty Terms of Group One Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group One Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	439	56,737,988	14.22	129,244	636	84.92
6 Months	11	2,338,065	0.59	212,551	661	89.08
12 Months	117	33,831,067	8.48	289,154	633	83.81
24 Months	1,121	235,847,271	59.11	210,390	626	85.31
36 Months	395	70,262,218	17.61	177,879	635	79.98
TOTAL:	2,083	399,016,608	100.00	191,559	630	84.21

GROUP TWO MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$274,737,835		
Number of Loans	1,824		
Average Current Loan Balance	$150,624	$14,855	$535,000
(1) Original Combined Loan-to-Value Ratio	81.84%	11.67%	100.00%
(1) Mortgage Rate	7.1425%	5.0000%	12.2500%
(1) Net Mortgage Rate	6.6425%	4.5000%	11.7500%
(1) (3) Note Margin	5.3409 %	3.5000%	6.9900%
(1) (3) Maximum Mortgage Rate	13.5375%	11.0000%	18.2500%
(1) (3) Minimum Mortgage Rate	7.0831%	5.0000%	11.2500%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	18	59
(1) Original Term to Stated Maturity (months)	357	120	360
(1) Age (months)	0	0	6
(1) Remaining Term to Stated Maturity (months)	357	118	360
(1) (2) Credit Score	624	500	810

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	29.07%
	2/28 Hybrid Arm	68.63%
	3/27 Hybrid Arm	1.95%
	5/25 Hybrid Arm	0.35%
Lien	First	95.60%
	Second	4.40%
Property Type	Two- to four- family units	10.17%
	Condo Low-Rise (less than 5 stories)	9.14%
	Planned Unit Developments (attached)	8.84%
	Single-family detached	71.36%
	Townhouse	0.50%
Geographic Distribution	California	47.40%
	Florida	11.21%
	Illinois	9.12%
	Nevada	4.28%
	Hawaii	3.73%
Number of States (including DC)	40	
Documentation Type	Full/Alternative	52.20%
	Limited	2.90%
	Stated Income	26.55%
	Stated/Stated	18.34%
Loans with Interest Only Period		4.52%
Loans with Prepayment Penalties		83.39%

Credit Score Distribution of Group Two Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	33	5,037,321	1.83	152,646	75.73
520 - 539	135	20,709,266	7.54	153,402	78.98
540 - 559	148	23,485,594	8.55	158,686	77.59
560 - 579	113	17,867,646	6.50	158,121	77.39
580 - 599	154	25,284,053	9.20	164,182	80.58
600 - 619	264	36,281,664	13.21	137,431	81.37
620 - 639	273	37,582,421	13.68	137,665	83.11
640 - 659	210	31,731,312	11.55	151,101	84.18
660 - 679	174	27,300,233	9.94	156,898	84.35
680 - 699	130	20,328,570	7.40	156,374	85.20
700 - 719	91	13,390,106	4.87	147,144	84.99
720 - 739	33	4,895,598	1.78	148,351	80.98
740 - 759	36	6,252,477	2.28	173,680	86.28
760 - 779	22	3,300,789	1.20	150,036	81.65
780 - 799	6	995,786	0.36	165,964	79.86
800 - 819	2	295,000	0.11	147,500	68.66
TOTAL:	1,824	274,737,835	100.00	150,624	81.84

Debt-to-Income Ratios of Group Two Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	1	52,000	0.02	52,000	783	100.00
5.00% - 9.99%	4	351,315	0.13	87,829	580	85.17
10.00% - 14.99%	9	707,052	0.26	78,561	618	80.27
15.00% - 19.99%	47	5,605,444	2.04	119,265	624	81.52
20.00% - 24.99%	61	7,524,895	2.74	123,359	628	78.03
25.00% - 29.99%	123	14,714,804	5.36	119,633	639	81.65
30.00% - 34.99%	207	28,836,972	10.50	139,309	624	80.52
35.00% - 39.99%	278	40,573,005	14.77	145,946	630	81.87
40.00% - 44.99%	426	71,221,344	25.92	167,186	625	82.36
45.00% - 49.99%	531	82,876,677	30.17	156,077	626	82.78
50.00% - 54.99%	137	22,274,328	8.11	162,586	592	79.74
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Original Mortgage Loan Principal Balances of Group Two Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	602	34,072,416	12.40	56,599	626	85.99
$100,001 - $200,000	697	103,330,440	37.61	148,250	613	80.29
$200,001 - $300,000	419	101,603,213	36.98	242,490	626	81.70
$300,001 - $400,000	94	30,334,661	11.04	322,709	642	82.49
$400,001 - $500,000	11	4,862,005	1.77	442,000	664	84.21
$500,001 - $600,000	1	535,100	0.19	535,100	663	84.94
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Net Mortgage Rates of Group Two Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	21	4,791,330	1.74	228,159	659	77.20
5.0000% - 5.4999%	224	46,546,490	16.94	207,797	653	76.74
5.5000% - 5.9999%	189	36,858,986	13.42	195,021	643	80.05
6.0000% - 6.4999%	341	63,431,319	23.09	186,016	628	81.43
6.5000% - 6.9999%	179	30,508,494	11.10	170,439	614	82.93
7.0000% - 7.4999%	282	44,494,946	16.20	157,784	606	84.20
7.5000% - 7.9999%	103	15,015,500	5.47	145,782	585	81.26
8.0000% - 8.4999%	114	13,589,050	4.95	119,202	575	83.61
8.5000% - 8.9999%	37	4,019,368	1.46	108,632	563	83.95
9.0000% - 9.4999%	117	5,597,799	2.04	47,844	634	93.07
9.5000% - 9.9999%	45	2,477,750	0.90	55,061	621	88.39
10.0000% - 10.4999%	102	4,561,884	1.66	44,724	655	96.04
10.5000% - 10.9999%	19	882,567	0.32	46,451	623	94.32
11.0000% - 11.4999%	32	1,276,304	0.46	39,884	623	99.00
11.5000% - 11.9999%	19	686,048	0.25	36,108	608	99.34
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Mortgage Rates of Group Two Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	21	4,791,330	1.74	228,159	659	77.20
5.5000% - 5.9999%	224	46,546,490	16.94	207,797	653	76.74
6.0000% - 6.4999%	189	36,858,986	13.42	195,021	643	80.05
6.5000% - 6.9999%	341	63,431,319	23.09	186,016	628	81.43
7.0000% - 7.4999%	179	30,508,494	11.10	170,439	614	82.93
7.5000% - 7.9999%	282	44,494,946	16.20	157,784	606	84.20
8.0000% - 8.4999%	103	15,015,500	5.47	145,782	585	81.26
8.5000% - 8.9999%	114	13,589,050	4.95	119,202	575	83.61
9.0000% - 9.4999%	37	4,019,368	1.46	108,632	563	83.95
9.5000% - 9.9999%	117	5,597,799	2.04	47,844	634	93.07
10.0000% - 10.4999%	45	2,477,750	0.90	55,061	621	88.39
10.5000% - 10.9999%	102	4,561,884	1.66	44,724	655	96.04
11.0000% - 11.4999%	19	882,567	0.32	46,451	623	94.32
11.5000% - 11.9999%	32	1,276,304	0.46	39,884	623	99.00
12.0000% - 12.4999%	19	686,048	0.25	36,108	608	99.34
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Original Combined Loan-to-Value Ratios of Group Two Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	120,000	0.04	60,000	677
20.01% - 25.00%	3	270,000	0.10	90,000	656
25.01% - 30.00%	5	373,453	0.14	74,691	561
30.01% - 35.00%	10	995,258	0.36	99,526	612
35.01% - 40.00%	9	1,198,337	0.44	133,149	656
40.01% - 45.00%	8	1,079,276	0.39	134,910	600
45.01% - 50.00%	9	1,180,204	0.43	131,134	570
50.01% - 55.00%	17	2,302,732	0.84	135,455	611
55.01% - 60.00%	28	4,830,589	1.76	172,521	589
60.01% - 65.00%	57	9,853,015	3.59	172,860	594
65.01% - 70.00%	82	14,174,446	5.16	172,859	594
70.01% - 75.00%	119	20,473,525	7.45	172,046	603
75.01% - 80.00%	484	87,599,661	31.88	180,991	633
80.01% - 85.00%	211	37,420,215	13.62	177,347	609
85.01% - 90.00%	295	49,374,564	17.97	167,371	625
90.01% - 95.00%	165	24,512,692	8.92	148,562	643
95.01% - 100.00%	320	18,979,868	6.91	59,312	662
TOTAL:	1,824	274,737,835	100.00	150,624	624

Geographic Distribution of Mortgaged Properties of Group Two Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	696	130,231,819	47.40	187,115	628	79.68
Florida	256	30,806,659	11.21	120,339	617	82.67
Illinois	164	25,053,129	9.12	152,763	629	84.83
Nevada	103	11,757,079	4.28	114,146	637	83.16
Hawaii	54	10,245,826	3.73	189,738	649	83.21
Other[1]	551	66,643,323	24.27	120,950	612	84.10
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group Two Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	890	156,164,863	56.84	175,466	612	79.83
Purchase	782	94,780,952	34.50	121,203	647	85.63
Rate/Term Refinance	152	23,792,020	8.66	156,526	612	79.87
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Mortgage Loan Documentation Type of Group Two Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	956	143,410,283	52.20	150,011	610	82.55
Limited	39	7,977,079	2.90	204,540	623	78.84
Stated Income	534	72,954,774	26.55	136,619	639	82.52
Stated/Stated	295	50,395,699	18.34	170,833	643	79.30
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Occupancy Types of Group Two Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	164	25,178,130	9.16	153,525	650	81.20
Primary Residence	1,660	249,559,705	90.84	150,337	621	81.90
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Mortgaged Property Types of Group Two Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	136	27,932,052	10.17	205,383	643	81.03
Condo Low-Rise (less than 5 stories)	186	25,102,228	9.14	134,958	640	82.50
Planned Unit Developments (attached)	176	24,274,373	8.84	137,923	629	82.48
Single-family detached	1,314	196,050,340	71.36	149,201	619	81.77
Townhouse	12	1,378,841	0.50	114,903	607	84.22
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

Prepayment Penalty Terms of Group Two Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Two Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	338	45,645,949	16.61	135,047	623	84.79
6 Months	5	1,143,220	0.42	228,644	649	83.87
12 Months	93	18,395,974	6.70	197,806	642	78.97
24 Months	1,001	145,974,414	53.13	145,829	618	82.72
36 Months	387	63,578,279	23.14	164,285	633	78.49
TOTAL:	1,824	274,737,835	100.00	150,624	624	81.84

GROUP THREE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$274,930,847		
Number of Loans	1,914		
Average Current Loan Balance	$143,642	$4,874	$593,000
(1) Original Combined Loan-to-Value Ratio	83.48%	5.00%	100.00%
(1) Mortgage Rate	7.3077%	4.8500%	13.9000%
(1) Net Mortgage Rate	6.8077%	4.3500%	13.4000%
(1) (3) Note Margin	6.3920 %	3.0000%	6.9900%
(1) (3) Maximum Mortgage Rate	13.7945%	10.9500%	19.0500%
(1) (3) Minimum Mortgage Rate	7.1098%	4.8500%	12.0500%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	19	59
(1) Original Term to Stated Maturity (months)	356	60	360
(1) Age (months)	1	0	6
(1) Remaining Term to Stated Maturity (months)	355	56	360
(1) (2) Credit Score	618	500	796

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	24.47%
	2/28 Hybrid Arm	71.51%
	3/27 Hybrid Arm	3.74%
	5/25 Hybrid Arm	0.28%
Lien	First	94.29%
	Second	5.71%
Property Type	Two- to four- family units	10.49%
	Condo Low-Rise (less than 5 stories)	7.32%
	Planned Unit Developments (attached)	9.43%
	Single-family detached	72.76%
Geographic Distribution	California	33.80%
	Florida	12.03%
	New York	6.87%
	New Jersey	6.17%
	Illinois	4.39%
	Hawaii	4.08%
	Nevada	3.54%
Number of States (including DC)	41	
Documentation Type	Full/Alternative	64.24%
	Limited	0.51%
	Stated Income	19.37%
	Stated/Stated	15.88%
Loans with Interest Only Period		11.23%
Loans with Prepayment Penalties		86.27%

Credit Score Distribution of Group Three Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	70	10,959,985	3.99	156,571	71.33
520 - 539	124	19,082,850	6.94	153,894	76.52
540 - 559	132	20,285,317	7.38	153,677	75.49
560 - 579	157	25,681,556	9.34	163,577	79.74
580 - 599	212	30,122,540	10.96	142,087	83.45
600 - 619	290	38,759,321	14.10	133,653	85.49
620 - 639	275	37,020,090	13.47	134,619	85.13
640 - 659	218	28,211,771	10.26	129,412	86.16
660 - 679	153	21,461,484	7.81	140,271	85.64
680 - 699	110	15,783,425	5.74	143,486	88.70
700 - 719	63	8,928,622	3.25	141,724	93.96
720 - 739	36	6,813,605	2.48	189,267	90.68
740 - 759	33	5,023,239	1.83	152,219	85.12
760 - 779	30	4,819,927	1.75	160,664	87.52
780 - 799	11	1,977,113	0.72	179,738	89.73
TOTAL:	1,914	274,930,847	100.00	143,642	83.48

Debt-to-Income Ratios of Group Three Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	3	253,308	0.09	84,436	624	86.63
5.00% - 9.99%	5	468,739	0.17	93,748	661	90.69
10.00% - 14.99%	14	1,738,188	0.63	124,156	624	84.06
15.00% - 19.99%	41	4,288,450	1.56	104,596	612	79.50
20.00% - 24.99%	77	8,831,344	3.21	114,693	623	79.96
25.00% - 29.99%	133	15,320,147	5.57	115,189	622	83.43
30.00% - 34.99%	191	25,689,566	9.34	134,500	622	84.01
35.00% - 39.99%	285	40,145,813	14.60	140,863	619	84.23
40.00% - 44.99%	392	59,504,588	21.64	151,797	631	84.10
45.00% - 49.99%	585	88,289,961	32.11	150,923	620	84.48
50.00% - 54.99%	187	30,375,640	11.05	162,437	581	79.36
55.00% - 55.00%	1	25,103	0.01	25,103	598	100.00
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Original Mortgage Loan Principal Balances of Group Three Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	735	37,714,204	13.72	51,312	619	87.84
$100,001 - $200,000	671	99,915,786	36.34	148,906	611	81.34
$200,001 - $300,000	378	93,802,256	34.12	248,154	618	83.04
$300,001 - $400,000	119	38,503,289	14.00	323,557	634	85.45
$400,001 - $500,000	10	4,402,301	1.60	440,230	643	86.20
$500,001 - $600,000	1	593,010	0.22	593,010	718	90.00
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Net Mortgage Rates of Group Three Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	8	1,889,082	0.69	236,135	648	76.80
4.5000% - 4.9999%	30	6,018,071	2.19	200,602	654	80.68
5.0000% - 5.4999%	149	32,777,332	11.92	219,982	642	80.05
5.5000% - 5.9999%	159	31,857,956	11.59	200,365	622	81.11
6.0000% - 6.4999%	344	65,514,874	23.83	190,450	619	83.43
6.5000% - 6.9999%	200	33,410,907	12.15	167,055	612	84.12
7.0000% - 7.4999%	263	45,542,629	16.57	173,166	616	84.15
7.5000% - 7.9999%	125	17,252,150	6.28	138,017	599	82.66
8.0000% - 8.4999%	115	14,655,562	5.33	127,440	611	87.08
8.5000% - 8.9999%	48	4,968,192	1.81	103,504	556	79.06
9.0000% - 9.4999%	139	7,021,450	2.55	50,514	610	88.95
9.5000% - 9.9999%	48	2,500,189	0.91	52,087	616	90.79
10.0000% - 10.4999%	110	5,398,068	1.96	49,073	627	90.97
10.5000% - 10.9999%	30	1,499,655	0.55	49,989	587	87.18
11.0000% - 11.4999%	93	2,992,187	1.09	32,174	604	93.12
11.5000% - 11.9999%	34	937,505	0.34	27,574	601	95.42
12.0000% - 12.4999%	12	468,294	0.17	39,025	637	99.80
12.5000% - 12.9999%	6	198,611	0.07	33,102	634	98.04
13.0000% - 13.4999%	1	28,133	0.01	28,133	655	100.00
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Mortgage Rates of Group Three Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	8	1,889,082	0.69	236,135	648	76.80
5.0000% - 5.4999%	30	6,018,071	2.19	200,602	654	80.68
5.5000% - 5.9999%	149	32,777,332	11.92	219,982	642	80.05
6.0000% - 6.4999%	159	31,857,956	11.59	200,365	622	81.11
6.5000% - 6.9999%	344	65,514,874	23.83	190,450	619	83.43
7.0000% - 7.4999%	200	33,410,907	12.15	167,055	612	84.12
7.5000% - 7.9999%	263	45,542,629	16.57	173,166	616	84.15
8.0000% - 8.4999%	125	17,252,150	6.28	138,017	599	82.66
8.5000% - 8.9999%	115	14,655,562	5.33	127,440	611	87.08
9.0000% - 9.4999%	48	4,968,192	1.81	103,504	556	79.06
9.5000% - 9.9999%	139	7,021,450	2.55	50,514	610	88.95
10.0000% - 10.4999%	48	2,500,189	0.91	52,087	616	90.79
10.5000% - 10.9999%	110	5,398,068	1.96	49,073	627	90.97
11.0000% - 11.4999%	30	1,499,655	0.55	49,989	587	87.18
11.5000% - 11.9999%	93	2,992,187	1.09	32,174	604	93.12
12.0000% - 12.4999%	34	937,505	0.34	27,574	601	95.42
12.5000% - 12.9999%	12	468,294	0.17	39,025	637	99.80
13.0000% - 13.4999%	6	198,611	0.07	33,102	634	98.04
13.5000% - 13.9999%	1	28,133	0.01	28,133	655	100.00
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Original Combined Loan-to-Value Ratios of Group Three Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	1	12,678	0.00	12,678	563
20.01% - 25.00%	1	74,909	0.03	74,909	678
25.01% - 30.00%	4	355,239	0.13	88,810	577
35.01% - 40.00%	3	343,671	0.13	114,557	578
40.01% - 45.00%	5	571,864	0.21	114,373	530
45.01% - 50.00%	5	696,226	0.25	139,245	620
50.01% - 55.00%	21	3,245,562	1.18	154,551	567
55.01% - 60.00%	36	5,763,142	2.10	160,087	584
60.01% - 65.00%	50	8,085,971	2.94	161,719	568
65.01% - 70.00%	84	14,911,423	5.42	177,517	576
70.01% - 75.00%	106	17,202,743	6.26	162,290	579
75.01% - 80.00%	493	88,101,515	32.04	178,705	621
80.01% - 85.00%	146	23,713,575	8.63	162,422	590
85.01% - 90.00%	314	54,295,751	19.75	172,916	623
90.01% - 95.00%	180	21,072,862	7.66	117,071	646
95.01% - 100.00%	465	36,483,714	13.27	78,460	668
TOTAL:	1,914	274,930,847	100.00	143,642	618

Geographic Distribution of Mortgaged Properties of Group Three Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	523	92,917,386	33.80	177,662	623	82.90
Florida	289	33,075,962	12.03	114,450	615	83.73
New York	93	18,876,296	6.87	202,971	602	79.41
New Jersey	76	16,972,546	6.17	223,323	598	80.33
Illinois	98	12,081,716	4.39	123,283	656	88.67
Hawaii	66	11,222,640	4.08	170,040	636	82.87
Nevada	91	9,742,486	3.54	107,060	641	86.16
Other(1)	678	80,041,814	29.11	118,056	612	84.67
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group Three Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Equity Refinance	659	115,395,244	41.97	175,107	594	78.90
Purchase	1,108	140,557,035	51.12	126,857	642	87.32
Rate/Term Refinance	147	18,978,568	6.90	129,106	595	82.96
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Mortgage Loan Documentation Type of Group Three Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,192	176,616,041	64.24	148,168	608	83.74
Limited	9	1,402,343	0.51	155,816	624	87.45
Stated Income	296	53,265,395	19.37	179,951	629	83.93
Stated/Stated	417	43,647,068	15.88	104,669	648	81.77
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Occupancy Types of Group Three Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	170	22,536,862	8.20	132,570	647	83.04
Primary Residence	1,735	250,963,592	91.28	144,648	616	83.54
Second/Vacation	9	1,430,394	0.52	158,933	571	81.01
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Mortgaged Property Types of Group Three Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	146	28,829,251	10.49	197,461	642	84.43
Condo Low-Rise (less than 5 stories)	170	20,137,040	7.32	118,453	633	84.58
Planned Unit Developments (attached)	176	25,931,532	9.43	147,338	622	84.41
Single-family detached	1,422	200,033,025	72.76	140,670	613	83.12
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48

Prepayment Penalty Terms of Group Three Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Three Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	295	37,753,548	13.73	127,978	611	83.21
6 Months	8	1,533,938	0.56	191,742	630	82.80
12 Months	97	16,823,233	6.12	173,435	622	83.04
24 Months	1,182	167,655,920	60.98	141,841	620	84.53
30 Months	1	199,015	0.07	199,015	672	80.00
36 Months	331	50,965,194	18.54	153,973	616	80.41
TOTAL:	1,914	274,930,847	100.00	143,642	618	83.48